                                                                 EXHIBIT 13
                                                                 ----------
                             SELECTED FINANCIAL DATA
                         THE BEAR STEARNS COMPANIES INC.

                                             Fiscal Year      Fiscal Year       Fiscal Year    Fiscal Year       Fiscal Year
                                                Ended            Ended             Ended          Ended             Ended
                                            June 30, 1994    June 30, 1993     June 30, 1992  June 30, 1991     June 30, 1990
                                            -------------    -------------     -------------  -------------     -------------
                                                                    (In thousands, except share and employee data)
                                                       Operating Results
                                                       -----------------
Revenues                                    $  3,441,072     $  2,853,185     $  2,678,933    $  2,379,953     $  2,386,053
Interest expense                               1,020,055          710,086          834,859       1,141,029        1,217,212
- - - - - - - -------------------------------------------------------------------------------------------------------------------------
Revenues, net of interest expense              2,421,017        2,143,099        1,844,074       1,238,924        1,168,841
- - - - - - - -------------------------------------------------------------------------------------------------------------------------
Non-interest expenses
  Employee compensation and benefits           1,227,061        1,037,099          909,916         652,186          608,291
  Other                                          551,157          491,602          426,533         357,237          368,018
- - - - - - - -------------------------------------------------------------------------------------------------------------------------
Total non-interest expenses                    1,778,218        1,528,701        1,336,449       1,009,423          976,309
- - - - - - - -------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes         642,799          614,398          507,625         229,501          192,532
Provision for income taxes                       255,834          251,951          213,047          86,636           73,164
- - - - - - - -------------------------------------------------------------------------------------------------------------------------
Net income                                  $    386,965     $    362,447     $    294,578    $    142,865     $    119,368
=========================================================================================================================
Net income applicable to common shares      $    362,592     $    355,696     $    291,350    $    139,028     $    114,877
=========================================================================================================================
                                                      Financial Position
                                                      ------------------
Total assets                                $ 67,392,018     $ 57,439,505     $ 45,768,333    $ 39,284,913     $ 31,574,487
Long-term borrowings                        $  3,408,096     $  1,883,123     $  1,040,396    $    681,846         $383,890
Stockholders' equity                        $  2,316,566(1)  $  1,776,530     $  1,276,984    $  1,096,023     $  1,076,057
Common shares outstanding(2)                 113,439,155      120,507,836      117,758,410     125,898,591      137,342,654
=========================================================================================================================
                                                        Per share data
                                                        --------------
Earnings per share(2)(3)                    $       2.89     $       2.86     $       2.34    $       1.08     $        .82
Cash dividends declared per common share    $        .60     $        .60     $        .65    $        .57     $        .56
Book value per common share(2)              $      14.25     $      11.95     $       9.56    $       8.10     $       7.42
=========================================================================================================================
                                                          Other data
                                                          ----------
Return on average common equity                     23.3%            28.8%            27.6%           13.6%            11.5%
Profit margin(4)                                    26.6%            28.6%            27.5%           18.5%            16.5%
Employees                                          7,321            6,306            5,873           5,612            5,732
=========================================================================================================================

- - - - - - - -----------------------
(1)  Includes $150,000,000 of Exchangeable Preferred Income Cumulative Shares, which were issued by a subsidiary of the
     Company. See note 8 of Notes to Consolidated Financial Statements.
(2)  Adjusted to reflect stock dividends.
(3)  See Note 1 of Notes to Consolidated Financial Statements.
(4)  Represents the ratio of income before provision for income taxes to revenues, net of interest expense.




     NYFS04...:\25\22625\0110\7120\ARS92394.P00

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  ---------------------------------------------

               The Company's principal business activities, investment banking, securities trading and brokerage, are, by their nature, highly competitive and subject to various risks, particularly volatile trading markets and fluctuations in the volume of market activity. Consequently, the Company's net income and revenues have in the past been and are likely to continue to be, subject to wide fluctuations, reflecting the impact of many factors, including securities market conditions, the level and volatility of interest rates, competitive conditions and the size and timing of transactions, over which the Company has little control.


                              BUSINESS ENVIRONMENT

               The business environment in fiscal 1994 was marked by two dramatically contrasting scenarios. The first seven months of fiscal 1994 were characterized by continued declining interest rates which contributed to strong domestic equity and fixed income markets and increased underwriting activities. The trend of low interest rates during the first seven months of the fiscal year led to a surge in the volumes of investment-grade and non-investment-grade debt and municipal securities offerings during the early part of the fiscal year as issuers moved to take advantage of the low rate environment. Favorable long-term interest rates also continued to benefit domestic mortgage-backed securities markets as homeowners refinanced existing mortgages which increased levels of mortgage-backed securities issuances to record levels. International markets continued to be strong for the first part of fiscal 1994 with a high demand for equity issuances from the emerging markets, particularly Mexico, Latin America and Asia.

               In February 1994, the Federal Reserve Board began the first of several moves to raise short-term interest rates. These increases created significant instability in the global fixed income markets during the remainder of fiscal 1994. Mortgage-backed securities markets experienced particular volatility during the fourth quarter, reflecting the general rise in interest rates together with investor concerns over prepayment patterns. The volatile fixed income markets also impacted the domestic equity markets and resulted in a sharp decline in equity underwriting activity. Stock prices and average daily trading volumes decreased as investors' concerns about the domestic economy increased. International markets weakened in the second half of fiscal 1994 with significantly lower levels of new issues and market volume.

               Reflecting the difficult market environment, the Company experienced a decline in both net revenues and net income during the fourth quarter of fiscal 1994 when compared with previous quarters. Revenues, net of interest expense, for the Company's fourth quarter declined to $429.9 million compared with $679.9 million in the comparable 1993 period. Net income declined to $32.4 million or $.21 per share from $124.8 million or $.97 per share in the fourth quarter of fiscal 1993. The decline in revenues and profitability reflected the impact of difficult trading markets brought on by price volatility and declining customer order flow in mortgage-backed securities, bankruptcy/high yield, convertibles and emerging markets. In addition, rising interest rates resulted in a sudden and precipitous reduction in the level of new home mortgage originations which in turn significantly slowed the level of mortgage-backed securities sales and underwriting activity. As a result, the Company experienced a significant decline in revenues derived from mortgage-backed securities activity reflecting a combination of difficult market conditions and losses from the markdown of mortgage-backed securities inventory.

               Market conditions during the first quarter of fiscal 1995 continue to be difficult. Continued uncertainty in the fixed income markets has resulted in price volatility and declining trading volume, thereby reducing the levels of sales, trading and underwriting revenues. Despite an increase in merger and acquisition activity and the continued growth in clearance related activities, the Company presently anticipates that revenues, net income and earnings per share will be below the levels achieved in the first quarter of fiscal 1994.

               Fiscal 1993 was generally characterized by declining long-term interest rates which contributed to strong domestic equity and fixed income markets and robust underwriting activity. The international markets were also strong with a significant amount of new equity issuances in the emerging markets areas. Declining long-term interest rates led to the increase in new mortgage originations which in turn led to record levels of mortgage-backed securities originations.

                              RESULTS OF OPERATIONS

               The Company reported record results in fiscal 1994 as net income of $386,965,000, or $2.89 per share, increased 6.8% from $362,447,000, or $2.86 per share, in fiscal 1993. The Company reported net income of $294,578,000, or $2.34 per share, in fiscal 1992.

               Revenues, net of interest expense ("net revenues"), increased 13.0% to $2,421,017,000 in fiscal 1994 from $2,143,099,000 in fiscal 1993, reflecting a significant increase in revenues derived from commissions, net interest and investment banking. Net revenues in fiscal 1992 amounted to $1,844,074,000.

               Commission revenues in fiscal 1994 increased 14.7% to $482,988,000 from $421,090,000 in fiscal 1993. Commission revenues derived from retail and institutional investors increased, reflecting the higher levels of activity throughout the period. Securities clearance revenues increased reflecting the continued growth in the Company's client base. Commodity commissions increased 36.3%, reflecting the expansion of the business both domestically and internationally. Fiscal 1993 commission revenues improved 12.4% from $374,752,000 in fiscal 1992, also reflecting higher levels of activities and increases in the client base.

               Revenues from principal transactions in fiscal 1994 decreased 2.2% to $1,131,914,000 from $1,156,816,000 in fiscal 1993, reflecting decreases in revenues from the Company's fixed income activities, particularly U.S. government, corporate bond and the bankruptcy/high yield areas. These decreases reflect weakened market conditions attributable to rising interest rates during the second half of fiscal 1994 and declining customer demand. The decreases were partially offset by increases in revenues derived from the Company's mortgage-related and mortgage-backed securities activities, derivative activities and over-the-counter market making activities. Additionally, the Company experienced an increase in revenues from its emerging markets group, reflecting expansion of the Company's equity and fixed income activities in Latin America and Asia. Fiscal 1993 principal transactions revenues increased 19.2% from $970,841,000 in fiscal 1992, reflecting increases in revenues from the Company's fixed income and equity securities trading areas.

               The following table summarizes the Company's principal transaction revenues by reporting categories:


      In thousands               June 30, 1994     June 30, 1993      June 30, 1992
      ------------------------------------------------------------------------------
      Fixed Income                  $  733,449        $  852,546         $  723,486

      Equity                           307,274           256,476            240,738

      Foreign exchange &

        derivative financial

        instruments                     91,191            47,794              6,617

      ------------------------------------------------------------------------------
                                    $1,131,914        $1,156,816         $  970,841

      ==============================================================================



               Investment banking revenues in fiscal 1994 increased 41.2% to $493,739,000 from $349,736,000 in fiscal 1993. Underwriting revenues, management fees and selling concessions increased during fiscal 1994, reflecting the increased volume of new issues of investment-grade and non-investment-grade debt, common equity and municipal securities as well as an increase in the Company's market share. Fiscal 1993 investment banking revenues increased 14.1% from $306,454,000 in fiscal 1992 principally reflecting a significant increase in underwriting revenues and advisory fees. The fiscal 1993 period included revenues of approximately $30,000,000 resulting from the increase in the carrying value related to the Company's investments in leveraged acquisitions. Excluding these revenues, investment banking revenues increased 54.4% in fiscal 1994.

               Net interest and dividends (revenues from interest and net dividends less interest expense) in fiscal 1994 increased 42.4% to $284,337,000 from $199,723,000 in fiscal 1993, principally reflecting higher levels of interest earning assets, particularly customer margin debt. The increase in the Company's customer margin debt principally reflected an increase in the securities clearance client base and favorable equity market conditions. Net interest and dividends in fiscal 1993 increased 18.8% from $168,133,000 in fiscal 1992, reflecting higher levels of interest earning assets due to favorable equity market conditions and an increase in the securities clearance client base.

               Employee compensation and benefits in fiscal 1994 increased 18.3% to $1,227,061,000 from $1,037,099,000 in fiscal 1993. The increase is attributable to higher levels of incentive and discretionary bonuses associated with the increased net revenues in fiscal 1994 and an increase in salesmen's compensation as a result of higher commission revenues. Employee compensation and benefits as a percentage of net revenues increased to 50.7% for fiscal 1994 from 48.4% for fiscal 1993 principally as a result of the change in the mix of operating revenues. Employee compensation and benefits in fiscal 1993 increased 14.0% from $909,916,000 in fiscal 1992, reflecting increased discretionary and incentive bonuses associated with higher earnings in fiscal 1993 and an increase in salesmen's compensation.

               Remaining non-interest expenses in fiscal 1994 increased 12.1% to $551,157,000 from $491,602,000 in fiscal 1993. Floor brokerage, exchange and clearance fees increased 15.1% in fiscal 1994, reflecting the increase in the volume of securities transactions processed in fiscal 1994. Additionally, the Company incurred increased communications and promotional costs, reflecting expansion of the Company's business activities. Remaining non-interest expenses in fiscal 1993 increased 15.3% from $426,533,000 in fiscal 1992, principally attributable to an increase in communications and promotional costs and a write-down in the value of the Company's investment in a real estate limited partnership offset by a decrease in the Company's data processing costs.

               The decrease in the Company's effective tax rate to 39.8% in fiscal 1994 from 41.0% in fiscal 1993 is attributable to proportionately higher levels of tax preference items and the Company's adoption of Statement of Financial Accounting Standards No. 109, which were partially offset by the increase in the Federal statutory rate to 35%. In fiscal 1993, the effective tax rate decreased from 42.0% in fiscal 1992 due to a reduction of the impact of state and local taxes.

               During the year ended June 30, 1994, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The effect of initial adoption did not have a material impact on the Company's financial condition or results of operations.


                        LIQUIDITY AND CAPITAL RESOURCES

     FINANCIAL LEVERAGE

               The Company maintains a highly liquid balance sheet with a majority of the Company's assets consisting of marketable securities inventories, which are marked to market daily, and collateralized receivables arising from customer-related and proprietary securities transactions. Collateralized receivables consist of resale agreements, secured by U.S. government and agency securities, and customer margin loans and securities borrowed which are typically secured with marketable corporate debt and equity securities. The nature of the Company's business as a securities dealer requires it to carry significant levels of securities inventories in order to meet its customer and proprietary trading needs. Additionally, the Company's role as a financial intermediary for customer activities that it conducts on a principal basis together with its customer related activities attributable to its clearance business result in significant levels of customer-related balances, including customer margin debt and repurchase activity. Accordingly, the Company's total assets and financial leverage can fluctuate significantly depending largely upon economic and market conditions, volume of activity, customer demand and underwriting commitments.

               The Company's total assets at June 30, 1994 increased to $67.4 billion from $57.4 billion at June 30, 1993. The increase is attributable to the growth in resale agreements, securities borrowed and customer margin debt. The Company funded this increase with secured borrowings, principally repurchase agreements, unsecured commercial paper and medium-term notes and an increase in the Company's capital, including long-term borrowings and stockholders' equity.

               The Company's ability to support increases in total assets is a function of its ability to obtain short-term secured and unsecured funding and its access to sources of long-term capital. The adequacy of the Company's capital base is continually monitored by the Company and is a function of asset quality and liquidity. The relationship between an asset's liquidity and the level of capital required to support the asset reflects the need to provide counterparties with additional collateral, or margin, in order to obtain secured financing.

               Highly liquid assets such as U.S. government and agency securities typically are funded by the use of repurchase agreements and securities lending arrangements, which require very low levels of margin. In contrast, assets of lower quality or liquidity require higher margin levels and consequently increased levels of capital in order to obtain secured financing. The level of customer receivables and proprietary inventories the Company can maintain is also limited by Securities and Exchange Commission Rule 15c3-1 (the "Net Capital Rule"). Accordingly, the mix of assets being held by the Company significantly influences the amount of leverage the Company can employ and the adequacy of its capital base.


     FUNDING STRATEGY

               Generally, the Company's funding strategy provides for the diversification of its short-term funding sources in order to maximize liquidity. Sources of short-term funding consist principally of collateralized borrowings, including repurchase transactions and securities lending arrangements, customer free credit balances, unsecured commercial paper, medium-term notes and bank borrowings generally having maturities from overnight to one year. Repurchase transactions, whereby securities are sold with a commitment for repurchase by the Company at a future date, represent the dominant component of secured short-term funding. The Company continued to increase its utilization of medium-term note financing during fiscal 1994 in order to extend maturities and provide further diversification to its funding sources. In addition to short-term funding sources, the Company utilizes long-term senior debt, including medium-term notes, as a longer term source of unsecured financing. During fiscal 1994, the Company initiated a Euro-commercial paper program and also placed $300,000,000 of long-term debt in the Euromarket in order to further diversify its global funding sources. In addition, in early fiscal 1995, the Company launched its European and Asian medium-term note program.

               The Company maintains an alternative liquidity strategy focused on the liquidity and self-funding ability of the underlying assets. The objective of the strategy is to maintain sufficient sources of alternative funding to enable the Company to fund debt obligations maturing within one year without issuing any new unsecured debt, including commercial paper. The most significant source of alternative funding is the Company's ability to hypothecate or pledge its unencumbered assets as collateral for short-term funding.

               As part of the Company's alternative liquidity strategy, the Company regularly monitors and analyzes the size, composition and liquidity characteristics of the assets being financed and evaluates its liquidity needs in light of current market conditions and available funding alternatives. A key factor in this analysis is the determination for each asset category of the level of overcollateralization, or margin, that may be required by a lender in providing secured financing in accordance with legal and regulatory guidelines and market practice. The next component of the analysis is the determination of the estimated length of time that would be required to convert the asset into cash based upon the depth of the market in which the asset is traded, the size of the position and ordinary settlement periods. For each class of asset, the Company categorizes the margin requirement by maturity from overnight to in excess of one year and attempts to match the schedule of its liabilities and determine its prospective liquidity needs in terms of timing and amount.

               Through the use of this analysis, the Company can continuously evaluate the adequacy of its equity base and the schedule of maturing term debt supporting its present asset levels. The Company can then seek to adjust its maturity schedule, as necessary, in light of market conditions and funding alternatives. The Company also maintains $1,495,000,000 of committed unsecured revolving lines of credit which support the Company's commercial paper programs and which expire on November 8, 1994. It has never been necessary for the Company to activate these or prior lines of credit.


     CAPITAL RESOURCES

               The Company conducts substantially all of its operating activities within its regulated broker-dealer subsidiaries, Bear, Stearns & Co. Inc. ("Bear Stearns"), Bear, Stearns Securities Corp. ("BSSC"), Bear, Stearns International Limited ("BSIL") and Bear Stearns International Trading Limited ("BSIT"). In connection therewith, a substantial portion of the Company's long-term borrowings and equity have been used to fund investments in and advances to Bear Stearns, BSSC, BSIL and BSIT. The Company regularly monitors the nature and significance of those assets or activities conducted outside the broker-dealer subsidiaries and attempts to fund such assets with either capital or borrowings having maturities consistent with the nature and liquidity of the assets being financed.

               During fiscal 1994, the Company moved to take advantage of favorable long-term financing opportunities and completed several capital-related transactions. The Company expanded its long-term borrowing base to $3,408,096,000 through the issuance of senior notes in an aggregate principal amount of $1,196,000,000. The Company also issued, for aggregate proceeds of $100,000,000, Cumulative Preferred Stock. The issuance of the Cumulative Preferred Stock together with increased retained earnings served to increase stockholders' equity from $1,776,530,000 at June 30, 1993 to $2,166,566,000 at June 30,

     1994. Additionally, Bear Stearns Finance LLC ("BSF") a wholly-owned subsidiary of the Company, issued Exchangeable Preferred Income Cumulative Shares ("EPICS"), for proceeds of $150,000,000. The proceeds of the EPICS issuance were loaned by BSF to the Company under the terms of a 30-year subordinated loan agreement which provided the Company with two consecutive 30-year renewal options. Additionally, the Company has the right, subject to certain conditions, to issue to BSF, in exchange for each note, depositary shares evidencing Preferred Stock of the Company. The increase in the Company's long-term borrowings and equity capital base was predicated upon both the availability of long-term financing opportunities at historically low levels of interest rates and growth in the Company's balance sheet and liquidity needs.

               The Company's Capital Accumulation Plan for Senior Managing Directors (the "CAP Plan") allows participants to defer portions of their total annual compensation and ultimately receive shares of the Company's Common Stock in satisfaction thereof. Additionally, under the terms of the Company's Performance Unit Plan for Senior Managing Directors (the "PUP Plan"), participants were eligible to receive additional shares of the Company's Common Stock based upon the level of the Company's annual pre-tax earnings. In connection with the CAP Plan and PUP Plan, the Company repurchased a total of 6,833,843 shares of Common Stock in open market transactions at a cost of approximately $137,084,000 during the fiscal year ended June 30, 1994. Repurchases of Common Stock pursuant to the CAP Plan and PUP Plan were not made pursuant to the Company's Stock Repurchase Program authorized by the Board of Directors and were not included in calculating the maximum aggregate number of shares of Common Stock that the Company may repurchase under the Stock Repurchase Program. Of the shares repurchased, a total of 6,670,306 shares were credited to the participants of the CAP Plan at a cost of approximately $133,807,000 and a total of 163,537 shares were credited to the participants of the PUP Plan at a cost of approximately $3,277,000 at June 30, 1994. Effective June 30, 1994, the PUP Plan was terminated. It is anticipated that during October 1994, the 414,372 shares held under the PUP Plan will be distributed to the participants. The Company intends, subject to market conditions, to continue to purchase in future periods a sufficient number of shares of Common Stock in the open market to enable the Company to issue shares in respect of all compensation deferred and any additional amounts allocated to participants under the CAP Plan.

     CASH FLOWS

               Cash and cash equivalents decreased to $294.6 million at the end of fiscal 1994 from $317.9 million at the end of fiscal 1993, a decrease of $23.3 million. Fiscal 1993 year end cash and cash equivalents increased $193.8 million from $124.1 million at the end of fiscal 1992. Cash provided from financing activities was primarily used to support the growth in operating activities in each of the three fiscal years.

               Cash used in operating activities in fiscal 1994 was $3.4 billion. The usage was primarily attributable to increases in securities borrowed of $4.4 billion, customer receivables of $2.3 billion, securities purchased under agreements to resell of $3.5 billion, offset by an increase in customer payables of $3.3 billion and in securities sold under agreements to repurchase of $4.8 billion.

               Cash used in operating activities in fiscal 1993 was $3.1 billion and was primarily attributable to increases in securities borrowed of $7.0 billion, financial instruments owned of $3.0 billion and customer receivables of $1.2 billion, offset by increases in customer payables of $3.6 billion, securities sold under agreements to repurchase of $2.7 billion and financial instruments sold, but not yet purchased of $2.8 billion. Cash used in operating activities in fiscal 1992 was $1.5 billion and was primarily attributable to increases in financial instruments owned, securities purchased under agreement to resell and a reduction in securities loaned, offset by increases in financial instruments sold, but not yet purchased, customer payables and securities sold under agreements to repurchase.

               Cash provided by financing activities in each of the three fiscal years ended June 30, 1994 was primarily attributable to increased net borrowings which were used to support the Company's growth over the same periods while taking advantage of favorable long-term financing opportunities.

               Investing activities in fiscal 1994 used $66.1 million of cash primarily for purchases of $80.9 million of property, equipment and leasehold improvements and $17.2 million of investment securities and other assets partially offset by proceeds from the sale of investment securities and other assets of $31.9 million.

               Investing activities in fiscal 1993 provided $48.2 million in cash. Cash of $113.5 million was provided by the proceeds from the sale of investment securities and other assets partially offset by the purchase of investment securities and other assets of $11.0 million. Cash of $54.2 million was used for the purchase of property, equipment and leasehold improvements.

               Cash used for investing activities in fiscal 1992 was $76.1 million. Purchases of property, equipment and leasehold improvements of $69.6 million and purchases of investment securities and other assets of $30.6 million were partially offset by the proceeds from the sale of investment securities and other assets of $24.1 million.


     REGULATED SUBSIDIARIES

               As registered broker-dealers, Bear Stearns and BSSC are subject to the net capital requirements of the Securities and Exchange Commission, the New York Stock Exchange, Inc. and the Commodity Futures Trading Commission, which are designed to measure the general financial soundness and liquidity of broker-dealers. Bear Stearns and BSSC have consistently operated in excess of the minimum net capital requirements imposed by these agencies.

               Additionally, BSIL and BSIT, London-based broker-dealer subsidiaries, are subject to the regulatory capital requirements of the Securities and Futures Authority, a self-regulatory organization established pursuant to the United Kingdom Financial Services Act of 1986. BSIL and BSIT have consistently operated in compliance with these capital adequacy requirements.


     MERCHANT BANKING AND HIGH YIELD SECURITIES

               As part of the Company's merchant banking activities, it participates from time to time in principal investments in leveraged acquisitions. As part of these activities, the Company originates, structures and invests in merger, acquisition, restructuring and leveraged capital transactions, including leveraged buyouts. The Company's principal investments in these transactions are generally made in the form of equity investments or subordinated loans and have not required significant levels of capital investment. At June 30, 1994, the Company held direct equity investments in 15 leveraged transactions with an aggregate carrying value of $53,905,000. The Company did not make any significant direct investments in leveraged acquisitions during fiscal 1994.

               As part of the Company's fixed income securities activities, the Company participates in the trading and sale of high yield, non-investment-grade debt securities, non-investment-grade mortgage loans (including real estate owned) and the securities of companies that are the subject of pending bankruptcy proceedings (collectively "high yield securities"). Non-investment-grade mortgage loans are principally secured by residential properties and include both non-performing loans and real estate owned properties. At June 30, 1994, the Company held in inventory approximately $1,629,576,000 of such investments. These investments generally involve greater risk than investment-grade debt securities due to credit considerations, liquidity of secondary trading markets and vulnerability to general economic conditions. The level of the Company's high yield securities inventories, and the impact of such activities upon the Company's results of operations, can fluctuate from period to period as a result of customer demands and economic and market considerations. The Company's Risk Committee continuously monitors exposure to market and credit risk with respect to high yield securities inventories and establishes limits with respect to overall market exposure and concentrations of risk by both individual issuer and industry group.


     DERIVATIVE FINANCIAL INSTRUMENTS

               Derivative financial instruments represent contractual commitments between counterparties which derive their value from changes in the underlying interest rate, currency exchange rate, index (eg. S&P 500), reference rate (eg. LIBOR) or asset value referenced in the related contract. Derivatives can be traded on an exchange, such as futures contracts, certain options and indexed referenced warrants or negotiated in the over-the-counter markets, such as interest rate and currency swaps, caps, floors and forward contracts. Derivatives generate both on-and off-balance sheet considerations depending on the nature of the contract.

               The Company is engaged as a dealer in over-the-counter derivative activity and, accordingly, enters into transactions involving derivative instruments as part of its customer related and proprietary trading activities. The Company's dealer activities require it to make markets and trade a variety of derivative instruments including interest rate and currency swaps, caps, collars, floors and swaptions, and equity derivative transactions including structured notes and warrants. In connection with these activities, the Company attempts to mitigate its exposure to market risk by entering into essentially offsetting hedging transactions which may include over-the-counter derivative contracts or the purchase or sale of interest bearing securities, equity securities, financial futures and forward contracts. The Company also utilizes derivative instruments in order to hedge proprietary market-making and trading activities. In this regard, the utilization of derivative instruments is designed to reduce or mitigate market risks associated with holding dealer inventories or in connection with arbitrage related trading activities. The Company also utilizes interest rate and currency swaps to hedge its fixed rate debt issuances as part of its asset and liability management.

               The aggregate notional value of derivative contracts is a reflection of the level of activity and does not represent the amounts that are recorded on the Consolidated Statement of Financial Condition. As of June 30, 1994 and 1993, respectively, the Company had notional/contract amounts of $89,095,000,000 and $57,875,000,000 of derivative financial instruments, of which $24,351,000,000 and $8,719,000,000, were listed futures and options contracts. The Company's derivative financial instruments which are used to either hedge trading positions or are part of its derivative dealer activities are marked to fair value on a daily basis. The unrealized gain or loss is recorded on the Consolidated Statement of Financial Condition and the related income or loss is reflected in revenues derived from principal transactions. Unrealized gains and losses on derivative financial instruments used to hedge the Company's long-term debt issuances are deferred and related income and loss is recorded on an accrual basis together with the interest expense incurred on the underlying debt instrument. The Company hedges its long-term debt issuances principally by converting fixed rate instruments to floating rate debt, generally based on LIBOR, using interest rate swaps. This strategy allows the Company to manage interest rate exposure on its assets and liabilities and has enabled the Company to reduce its interest expense by $54,350,000, $38,452,000 and $18,045,000 during fiscal 1994, 1993 and 1992, respectively.

               Fair value on exchange traded derivative financial instruments is based upon quoted market values, while over-the-counter derivative financial instruments are valued at mid-market based upon dealer price quotations and valuation pricing models. Valuation pricing models consider time value and volatility factors underlying each of the financial instruments, as well as other relevant economic factors such as market, credit, and liquidity risk.

               Exposures to market risk arising from derivative financial instruments are similar to the market risks of cash securities. The Company actively manages its market risk profile through the use of pricing and risk management models. These techniques include projecting the effects of potential changes, such as the level of interest and foreign exchange rates or equity prices on the Company's derivative portfolio in order to measure market risk sensitivity.

               Credit risk from derivative financial instruments arises from the potential failure of counterparties to perform in accordance with the terms of their contract. The Company's exposure to credit risk associated with counterparty non-performance is measured by the current replacement cost of derivative contracts in a gain position, net of any related collateral held. The Company attempts to control its exposure to credit risk arising from derivatives by adhering to an established credit approval process including the establishment of credit limits and the use of credit enhancement techniques. Such techniques include the requirement to post collateral to secure replacement cost exposures or, in the event of a counterparty being downgraded, the requirement to post additional collateral or to terminate the contract. The Company also attempts to obtain master netting agreements which provide protection in the event of counterparty default by allowing for the net settlement of open obligations. Credit exposures are monitored on a daily basis and are continuously analyzed to verify that current and potential credit exposures are within prescribed limits. For further discussion of the Company's derivative activities and the associated risks, see Note 11 to the Consolidated Financial Statements.


                                 RISK MANAGEMENT

               The Company's exposure to market risk is directly related to its role as a financial intermediary in customer-related transactions and to its proprietary trading and arbitrage activities. As a financial intermediary, the Company often acts as principal in customer-related transactions in financial instruments which exposes the Company to the risk of market price movements. The Company seeks to manage this risk by entering into hedging transactions designed to offset the market risk the Company has taken for its customers.

               The Company also engages in proprietary trading and arbitrage activities. The Company makes dealer markets in investment-grade corporate debt and equity securities, non-investment-grade corporate debt securities, U.S. government and agency securities, mortgages and mortgage-backed securities and municipal bonds. In connection therewith the Company is required to maintain significant inventories in order to ensure availability and facilitate customer order flow. The Company attempts to hedge its exposure to market risk with respect to its dealer inventories by entering into essentially offsetting transactions, including options, futures and forward contracts, the design of which is to reduce or mitigate the Company's market risk profile. Additionally, the Company marks to market its securities inventories daily and regularly monitors the aging of inventory positions.

               The Company's arbitrage activities are designed to take advantage of market price discrepancies between securities trading in different markets or between related products or derivative securities. Arbitrage activities generally involve maintaining offsetting positions in other financial instruments designed to reduce the overall market risk of the transaction. In many instances, the Company may be required to purchase or sell derivative financial instruments as part of the arbitrage of a cash market security. These transactions may involve forward settling transactions such as forwards or futures, where the objective may be to capture differences in the time value of money, or option transactions, where the motivation is trading the volatility of the underlying instrument.

               In addition to those specific methods discussed above, the Company utilizes a variety of hedging strategies and credit monitoring techniques in order to monitor its exposure to market and counterparty risk. These procedures include daily profit and loss statements and position reports and weekly meetings of Bear Stearns' Risk Committee, composed of Senior Managing Directors of the various trading departments and chaired by Alan C. Greenberg, Chairman of the Board of the Company and of Bear Stearns. In addition, the Company's Risk Management Department together with departmental management, consisting principally of Senior Managing Directors who have day-to-day responsibility for management oversight, review the age and composition of their departments' proprietary accounts and the profits and losses of each portfolio on a daily basis in order to ensure that trading strategies are being adhered to within acceptable risk parameters. Additionally, trading department management report positions, profits and losses and trading strategies to the Risk Committee on a weekly basis. The Company utilizes state-of-the-art portfolio hedging techniques and highly automated analytical systems in order to monitor the Company's risk profile and enhance management oversight.

               Bear Stearns' Institutional Credit Committee establishes and reviews appropriate credit limits for customers other than margin credit to individual investors. The Institutional Credit Committee is composed of senior members of management. The committee generally meets once a week and establishes credit limits for customers seeking repurchase and resale agreement facilities, derivative financial instruments and other forms of secured and unsecured credit, including derivative contracts, and establishes exposure limits for various other institutional customers. The members of this committee generally are management personnel who are not involved in the operations of the departments seeking credit approval for customers. The Company monitors its exposure to counterparty risk on a daily basis through the review of customer credit exposure reports and the monitoring of collateral values.


                              EFFECTS OF INFLATION

               Because the Company's assets are, to a large extent, liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects the Company's expenses, such as employee compensation, office space leasing costs and communication charges, which may not be readily recoverable in the price of services offered by the Company. To the extent inflation results in rising interest rates and has other effects upon the securities markets and on the value of securities held in inventory, it may adversely affect the Company's financial position and results of operations.


             EFFECTS OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

               The FASB issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"), which is effective for fiscal years beginning after December 15, 1993. SFAS 112 establishes accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. The statement requires employers to accrue the obligations associated with service rendered to date for employee benefits accumulated or vested where payment is probable and can be reasonably estimated. The initial adoption of SFAS 112 will not have a material effect on the liquidity, operating results or financial condition of the Company.

               The FASB issued Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" ("Interpretation 39"), which is effective for the Company's fiscal years beginning July 1, 1994. Interpretation 39 requires that unrealized gains and losses on swaps, forwards, options and similar contracts be recognized as assets and liabilities, respectively; whereas it is the Company's current policy to record such unrealized gains and losses on a net basis on the Consolidated Statement of Financial Condition. Netting will be permitted only when a legal right of offset exists with the same counterparty under a master netting arrangement. The Financial Accounting Standards Board is currently reconsidering Interpretation 39 as it relates to repurchase agreements. The Company expects that implementation of Interpretation 39 after the FASB's reconsideration will not materially affect the financial statements. At June 30, 1994, total assets and liabilities would have increased by approximately $8,100,000,000 under the present terms of Interpretation 39.


                                                The Bear Stearns Companies Inc.
                                               CONSOLIDATED STATEMENTS OF INCOME
                                              ---------------------------------

                                                           Fiscal Year Ended    Fiscal Year Ended   Fiscal Year Ended
        In thousands, except share data                      June 30, 1994        June 30, 1993       June 30, 1992
        -------------------------------------------------------------------------------------------------------------
        REVENUES

           Commissions                                       $   482,988          $    421,090           $  374,752

           Principal transactions                              1,131,914             1,156,816              970,841

           Investment banking                                    493,739               349,736              306,454

           Interest and dividends                              1,304,392               909,809            1,002,992

           Other income                                           28,039                15,734               23,894

        -------------------------------------------------------------------------------------------------------------
              Total revenues                                   3,441,072             2,853,185            2,678,933

           Interest expense                                    1,020,055               710,086              834,859

        -------------------------------------------------------------------------------------------------------------
        Revenues, net of interest expense                      2,421,017             2,143,099            1,844,074

        -------------------------------------------------------------------------------------------------------------
        NON-INTEREST EXPENSES

           Employee compensation and benefits                  1,227,061             1,037,099              909,916

           Floor brokerage, exchange and clearance fees           98,592                85,693               67,063

           Communications                                         75,406                59,705               52,799

           Occupancy                                              76,317                69,818               71,268

           Depreciation and amortization                          47,984                41,234               39,684

           Advertising and market development                     52,693                43,718               32,484

           Data processing and equipment                          27,404                27,051               35,313

           Other expenses                                        172,761               164,383              127,922

        -------------------------------------------------------------------------------------------------------------
              Total non-interest expenses                      1,778,218             1,528,701            1,336,449

        -------------------------------------------------------------------------------------------------------------
           Income before provision for income taxes              642,799               614,398              507,625

           Provision for income taxes                            255,834               251,951              213,047

        -------------------------------------------------------------------------------------------------------------
           Net income                                         $  386,965          $    362,447           $  294,578

        =============================================================================================================
           Net income applicable to common shares             $  362,592          $    355,696           $  291,350

        =============================================================================================================

           Earnings per share                                 $     2.89          $       2.86           $     2.34

        =============================================================================================================
           Weighted average common and
               common equivalent shares outstanding          128,051,287           125,797,870          128,597,392

        =============================================================================================================
        See Notes to Consolidated Financial Statements.


                                                The Bear Stearns Companies Inc.
                                        CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                        ----------------------------------------------
        In thousands, except share data                                              June 30, 1994     June 30, 1993
        -------------------------------------------------------------------------------------------------------------
        ASSETS
           Cash and cash equivalents                                                 $    294,604      $    317,886
           Cash and securities deposited with clearing organizations
              or segregated in compliance with Federal regulations                      2,989,948         2,291,992
           Securities purchased under agreements to resell                             19,515,764        16,038,657
           Securities borrowed                                                         21,073,208        16,721,404
           Receivables
              Customers                                                                 7,266,609         4,954,404
              Brokers, dealers and others                                                 980,452         1,016,068
              Interest and dividends                                                      178,123           109,217
           Financial instruments owned-at fair value                                   14,443,918        15,214,510
           Property, equipment and leasehold improvements,
              net of accumulated depreciation and amortization of
              $170,020 in 1994 and $185,866 in 1993                                       271,807           238,936
           Other assets                                                                   377,585           536,431
        -------------------------------------------------------------------------------------------------------------
           Total Assets                                                              $ 67,392,018      $ 57,439,505
        =============================================================================================================
        LIABILITIES AND STOCKHOLDERS' EQUITY
           Short-term borrowings                                                     $  7,860,311      $  6,118,894
           Securities sold under agreements to repurchase                              26,863,122        22,058,354
           Securities loaned                                                              124,037           565,584
           Payables
              Customers                                                                16,387,932        13,038,380
              Brokers, dealers and others                                                 710,053         1,595,098
              Interest and dividends                                                      287,326           177,948
           Financial instruments sold, but not yet purchased-at fair value              8,351,258         8,973,839
           Accrued employee compensation and benefits                                     593,742           469,376
           Other liabilities and accrued expenses                                         489,575           782,379
        -------------------------------------------------------------------------------------------------------------
                                                                                       61,667,356        53,779,852
        -------------------------------------------------------------------------------------------------------------
           Commitments and contingencies
           Long-term borrowings                                                         3,408,096         1,883,123
        -------------------------------------------------------------------------------------------------------------
           Preferred Stock Issued by Subsidiary                                           150,000
        -------------------------------------------------------------------------------------------------------------
        STOCKHOLDERS' EQUITY
           Preferred Stock, $1.00 par value; 10,000,000 shares authorized;
              Adjustable Rate Cumulative Preferred Stock, Series A;
                 $50 liquidation preference; 3,000,000 shares issued                      150,000           150,000
           Cumulative Preferred Stock, Series B; $200 liquidation preference;
              937,500 shares issued and outstanding                                       187,500           187,500
           Cumulative Preferred Stock, Series C; $200 liquidation preference;
              500,000 shares issued and outstanding                                       100,000
           Common Stock, $1.00 par value; 200,000,000 shares authorized;
              144,965,094 shares and 131,507,178 shares issued in
                 1994 and 1993, respectively                                              144,965           131,507
           Paid-in capital                                                              1,447,066         1,225,557
           Retained earnings                                                              388,685           328,414
           Capital Accumulation Plan                                                      275,415           138,331
           Treasury stock, at cost-
              Adjustable Rate Cumulative Preferred Stock, Series A;
                 2,118,550 shares in 1994 and 2,118,550 shares in 1993                    (85,507)          (85,507)
              Common Stock; 31,525,939 shares in 1994 and 22,203,018 shares in 1993      (410,882)         (263,755)
           Note receivable from ESOP Trust                                                (30,676)          (35,517)
        -------------------------------------------------------------------------------------------------------------
           Total Stockholders' Equity                                                   2,166,566         1,776,530
        -------------------------------------------------------------------------------------------------------------
           Total Liabilities and Stockholders' Equity                                $ 67,392,018      $ 57,439,505
        =============================================================================================================

     See Notes to Consolidated Financial Statements.

                                                The Bear Stearns Companies Inc.
                                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            -------------------------------------
                                                                              Fiscal Year       Fiscal Year     Fiscal Year
                                                                                  Ended            Ended           Ended
In thousands                                                                  June 30, 1994    June 30, 1993   June 30, 1992
- - - - - - - -----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                 $   386,965      $   362,447      $  294,578
   Adjustments to reconcile net income to cash used in operating activities:
      Depreciation and amortization                                                47,984           41,234          39,684
      Deferred income taxes                                                       (63,381)           5,528         (14,131)
      Other                                                                        (9,414)          (6,723)         15,283
      (Increases) decreases in operating receivables:
         Securities borrowed                                                   (4,351,804)      (7,030,538)       (232,231)
         Brokers, dealers and others                                               35,616         (452,640)        (28,606)
         Customers                                                             (2,312,205)     (1,206,310)        (400,984)
         Other                                                                    (85,730)          83,933         (62,105)
      Increases (decreases) in operating payables:
         Securities loaned                                                       (441,547)        (930,097)     (2,023,840)
         Brokers, dealers and others                                             (883,098)        (265,666)        395,308
         Customers                                                              3,349,552        3,565,820       1,926,214
         Other                                                                    109,378          (70,067)         71,168
      (Increases) decreases in:
         Cash and securities deposited with clearing organizations or
            segregated in compliance with Federal regulations                    (697,956)        (132,653)       (306,020)
         Securities purchased under agreements to resell                       (3,477,107)         251,311      (2,313,758)
         Financial instruments owned                                              795,307       (3,033,106)     (3,374,302)
         Other assets                                                             165,322          (30,498)        (86,218)
      Increases (decreases) in:
         Securities sold under agreements to repurchase                         4,804,768        2,740,390       1,604,497
         Financial instruments sold, but not yet purchased                       (622,581)       2,806,958       2,522,592
         Accrued employee compensation and benefits                               108,491           34,353         159,474
         Other liabilities and accrued expenses                                  (227,934)         150,227         317,554
- - - - - - - -----------------------------------------------------------------------------------------------------------------------------
   Cash used in operating activities                                           (3,369,374)     (3,116,097)      (1,495,843)
- - - - - - - -----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net proceeds from issuance of Cumulative Preferred Stock, Series B                              181,307
   Net proceeds from issuance of Cumulative Preferred Stock, Series C              96,689
   Net proceeds from issuance of Preferred Stock by subsidiary                    145,000
   Net proceeds from short-term borrowings                                      1,741,417        2,302,560         972,707
   Issuance of long-term borrowings                                             1,795,979          840,347         357,425
   Capital Accumulation Plan                                                      137,084          138,331         114,089
   Other Common Stock transactions                                                  3,733            2,577
   Note repayment from ESOP trust                                                   4,841            4,483
   Payments for:
      Retirement of Senior Notes                                                 (273,000)
      Retirement of Subordinated Notes                                             (1,000)          (1,000)         (1,000)
      Treasury stock purchases                                                   (147,763)        (140,504)       (116,997)
      Note receivable from ESOP Trust                                                                              (40,000)
   Cash dividends paid                                                            (90,769)         (66,425)        (68,305)
- - - - - - - -----------------------------------------------------------------------------------------------------------------------------
   Cash provided by financing activities                                        3,412,211        3,261,676       1,217,919
- - - - - - - -----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property, equipment and leasehold improvements                    (80,855)         (54,202)        (69,613)
   Purchases of investment securities and other assets                            (17,192)         (11,030)        (30,619)
   Proceeds from sale of investment securities and other assets                    31,928          113,451          24,091
- - - - - - - -----------------------------------------------------------------------------------------------------------------------------
   Cash (used in) provided by investing activities                                (66,119)          48,219         (76,141)
- - - - - - - -----------------------------------------------------------------------------------------------------------------------------
   Net (decrease) increase in cash and cash equivalents                           (23,282)         193,798        (354,065)
   Cash and cash equivalents, beginning of year                                   317,886          124,088         478,153
- - - - - - - -----------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents, end of year                                     $   294,604      $   317,886      $  124,088
=============================================================================================================================

Non-cash financing activities totaled $1,947, $2,846 and $7,599 for the years ended June 30, 1994, 1993 and 1992, respectively.

See Notes to Consolidated Financial Statements.

                                                 The Bear Stearns Companies Inc.
                                   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                                                                                  Treasury Stock
                                                                                               -------------------
               Adjustable                                                                      Adjustable
                  Rate     Cumulative  Cumulative                                                 Rate
               Cumulative  Preferred   Preferred                                               Cumulative
                Preferred    Stock,      Stock,                                                 Preferred
                 Stock,      Series      Series                                                  Stock,
                 Series      B-$200      C-$200     Common                           Capital     Series     Common      Note
In thousands,     A-$50     Liquid-     Liquid-     Stock                            Accumu-      A-$50      Stock   Receivable
  except       Liquidation   ation       ation      $1 Par     Paid-In   Retained    lation    Liquidation  $1 Par      From
  share data   Preference  Preference  Preference   Value      Capital   Earnings     Plan     Preference    Value   ESOP Trust
- - - - - - - -------------------------------------------------------------------------------------------------------------------------------
Balance, June
  30, 1991       $150,000   $          $           $113,630  $  991,771   $ 43,976   $ 23,414    $(78,094) $(148,674) $
Net income                                                                 294,578
Cash
  dividends
  declared -
 Common
  ($.65 per
  share)                                                                   (64,397)
 Preferred                                                                 (3,192)
Purchase of
  treasury
  stock -
 Adjustable
  Rate
  Cumulative
  Preferred
  Stock,
  Series A
  (165,900
  shares)                                                                                          (6,969)
Common Stock
  (8,726,464
  shares)                                                                                                   (115,543)
Common Stock
  issued out of
  treasury
  (180,383
  shares)                                                           742                                        1,653
5% stock
  dividends
  (11,625,382
  shares)                                            11,625     145,873   (157,498)
Note
  receivable
  from ESOP
  Trust                                                                                                                (40,000)
Allocations
  under
  Capital
  Accumulation
  Plan                                                                                114,089
- - - - - - - -------------------------------------------------------------------------------------------------------------------------------
Balance, June
  30, 1992       $150,000   $          $           $125,255  $1,138,386   $113,467   $137,503    $(85,063) $(262,564) $(40,000)
===============================================================================================================================









     See Notes to Consolidated Financial Statements.

                                                 The Bear Stearns Companies Inc.
                                   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                                                                                  Treasury Stock
                                                                                               -------------------
               Adjustable                                                                      Adjustable
                  Rate     Cumulative  Cumulative                                                 Rate
               Cumulative  Preferred   Preferred                                               Cumulative
                Preferred    Stock,      Stock,                                                 Preferred
                 Stock,      Series      Series                                                  Stock,
                 Series      B-$200      C-$200     Common                           Capital     Series     Common      Note
In thousands,     A-$50     Liquid-     Liquid-     Stock                            Accumu-      A-$50      Stock   Receivable
  except       Liquidation   ation       ation      $1 Par     Paid-In   Retained    lation    Liquidation  $1 Par      From
  share data   Preference  Preference  Preference   Value      Capital   Earnings     Plan     Preference    Value   ESOP Trust
- - - - - - - -------------------------------------------------------------------------------------------------------------------------------
Balance, June
  30, 1992     $  150,000    $          $          $125,255  $1,138,386   $113,467 $  137,503    $(85,063) $(262,564) $(40,000)
Net income                                                                 362,447
Cash
  dividends
  declared -
 Common
  ($.60 per
  share)                                                                   (62,625)
 Preferred                                                                 (7,225)
Issuance of
  Cumulative
  Preferred
  Stock,
  Series B                    187,500                            (6,193)
Purchase of
  treasury
  stock -
 Adjustable
  Rate
  Cumulative
  Preferred
  Stock,
  Series A
  (10,000
  shares)                                                                                            (444)
Common Stock
  (8,882,232
  shares)                                                                                                   (135,307)
Common Stock
  issued out of
  treasury
  (10,210,238
  shares)                                                         9,621              (137,503)               134,116
Income tax
  benefits
  attributable
  to Common
  Stock issued
  out of
  treasury                                                       12,345
5% stock
  dividend
  (6,252,011
  shares)                                             6,252      71,398    (77,650)
Note repayment
  from ESOP
  Trust                                                                                                                  4,483
Allocations
  under
  Capital
  Accumulation
  Plan                                                                                138,331
- - - - - - - -------------------------------------------------------------------------------------------------------------------------------
Balance, June
  30, 1993       $150,000    $187,500   $          $131,507  $1,225,557   $328,414 $  138,331    $(85,507) $(263,755) $(35,517)
===============================================================================================================================

     See Notes to Consolidated Financial Statements.

                                                 The Bear Stearns Companies Inc.
                                 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                 Treasury Stock
                                                                                              -------------------
               Adjustable                                                                     Adjustable
                  Rate     Cumulative  Cumulative                                                Rate
               Cumulative  Preferred   Preferred                                              Cumulative
                Preferred    Stock,      Stock,                                                Preferred
                 Stock,      Series      Series                                                 Stock,
                 Series      B-$200      C-$200    Common                           Capital     Series     Common      Note
In thousands,     A-$50     Liquid-     Liquid-     Stock                           Accumu-      A-$50      Stock   Receivable
  except       Liquidation   ation       ation     $1 Par     Paid-In   Retained    lation    Liquidation  $1 Par      From
  share data   Preference  Preference  Preference   Value     Capital   Earnings     Plan     Preference    Value   ESOP Trust
- - - - - - - ------------------------------------------------------------------------------------------------------------------------------
Balance, June
  30, 1993      $ 150,000   $ 187,500   $         $131,507  $1,225,557   $328,414   $138,331    $(85,507) $(263,755) $(35,517)
Net income                                                                386,965
Cash
  dividends
  declared -
 Common
  ($.60 per
  share)                                                                  (67,150)
 Preferred                                                               (24,667)
Issuance of
  Cumulative
  Preferred
  Stock,
  Series C                              100,000                 (3,311)
Purchase of
  treasury
  stock-
 Common Stock
  (7,477,587
  shares)                                                                                                  (149,710)
Common Stock
  issued out of
  treasury
  (416,769
  shares)                                                        1,150                                        2,583
Income tax
  benefits
  attributable
  to Common
  Stock issued
  out of
  treasury                                                       2,251
5% stock
  dividend
  (13,457,916
  shares)                                           13,458     221,419   (234,877)
Note repayment
  from ESOP
  Trust                                                                                                                 4,841
Allocations
  under
  Capital
  Accumulation
  Plan                                                                               137,084
- - - - - - - ------------------------------------------------------------------------------------------------------------------------------
Balance, June
  30, 1994       $150,000    $187,500   $100,000  $144,965  $1,447,066   $388,685   $275,415  $  (85,507) $(410,882) $(30,676)
==============================================================================================================================






     See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

               The consolidated financial statements include the accounts of The Bear Stearns Companies Inc. and its subsidiaries (the
     "Company"). All material intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform with the current year's presentation.

               The Company, through its principal subsidiaries, Bear, Stearns & Co. Inc. ("Bear Stearns"), Bear, Stearns Securities Corp. ("BSSC") and Bear, Stearns International Limited ("BSIL"), is primarily engaged in a single line of business as a securities broker and dealer, which comprises several classes of services, such as principal transactions, agency transactions and underwriting and investment banking.


     FINANCIAL INSTRUMENTS

               Proprietary securities and commodities transactions, commission revenues and related expenses are recorded on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased, including contractual commitments arising pursuant to futures, forward and option contracts, interest rate swaps and other derivative contracts are recorded at fair value with the resulting net unrealized gains and losses reflected in net income.

               Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Valuation pricing models consider time value and volatility factors underlying financial instruments as well as other relevant economic measurements.

               Equity securities acquired as a result of leveraged acquisition transactions are reflected in the financial statements at their initial cost until such time as significant transactions or developments indicating that an increase in the carrying value of the securities is appropriate. Generally the carrying values of these securities will be increased only in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace. Reductions to the carrying value of these securities are made in the event that the Company's estimate of net realizable value has declined below the carrying value.


     RESALE AND REPURCHASE AGREEMENTS

               Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the Company's policy to take possession of securities with a market value in excess of the principal amount loaned plus accrued interest in order to collateralize reverse repurchase agreements. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements.
     The Company's agreements with counterparties generally contain contractual provisions to allow for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral or retrieve excess collateral from counterparties where deemed appropriate.


     SECURITIES LENDING ACTIVITIES

               Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

     FIXED ASSETS

               Depreciation of property and equipment is provided by the Company on a straight-line basis over the estimated useful life of the asset. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the respective estimated useful life of the asset or the remaining life of the lease, as appropriate.


     TRANSLATION OF FOREIGN CURRENCIES

               Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while income statement items are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.


     INCOME TAXES

               The Company and certain of its wholly-owned subsidiaries file a consolidated Federal income tax return. During the quarter ended September 24, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which will be in effect when the related temporary differences are expected to be reversed. The cumulative effect of adopting the provisions of SFAS 109 was not material to the liquidity, operating results or financial condition of the Company. As permitted under SFAS 109, prior years' financial statements have not been restated.


     EARNINGS PER SHARE

               Earnings per share is based upon net income applicable to common shares and the weighted average number of shares of Common Stock and common stock equivalents outstanding during each period presented. Common stock equivalents include the assumed distribution of shares of Common Stock issuable under certain of the Company's deferred compensation arrangements with appropriate adjustments made to net income for earnings accruals related thereto. Additionally, shares of Common Stock issued or issuable under various employee benefit plans are included as common stock equivalents.


     STATEMENT OF CASH FLOWS

               For purposes of the Consolidated Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments not held for sale in the ordinary course of business. Cash payments for interest approximated interest expense for the years ended June 30, 1994, 1993 and 1992.


                     2.  FAIR VALUE OF FINANCIAL INSTRUMENTS

               Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires the Company to report the fair value of financial instruments, as defined. Approximately 99.0% of the Company's assets and 99.2% of the Company's liabilities are carried at fair value or contracted amounts which approximate fair value.

               Financial instruments owned and financial instruments sold, but not yet purchased are carried at fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, and include reverse repurchase agreements, securities borrowed, and certain other receivables. Similarly, the Company's short-term liabilities pursuant to bank loans, commercial paper, medium-term notes, repurchase agreements, securities loaned and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates or short-term maturities, in many cases overnight, and accordingly are not materially affected by changes in interest rates.

               The estimated market value of the Company's long-term borrowings based upon market rates of interest available to the Company at June 30, 1994 for debt obligations of similar maturity is approximately $3,347,172,000, which is less than the aggregate carrying value by approximately $60,924,000. However, the Company enters into interest rate swaps and other transactions designed to either convert its fixed rate debt into floating rates or otherwise hedge its exposure to interest rate movements. Accordingly, unrecognized gains on interest rate swaps and other transactions hedging the Company's long-term borrowings substantially offset the effect of changes in interest rates on the fair value of the Company's long-term borrowings.

                            3.  FINANCIAL INSTRUMENTS

               Financial instruments owned and financial instruments sold, but not yet purchased, consist of the Company's proprietary trading and investment accounts, at fair value, as follows:




      In thousands                                         June 30, 1994     June 30, 1993
      ------------------------------------------------------------------------------------
      FINANCIAL INSTRUMENTS OWNED:

      United States government and agency                     $3,674,261        $7,644,206

      Non-U.S. government                                        495,645           432,008

      State and municipal                                        162,487           234,503

      Equities and convertible debt                            4,295,161         3,136,707

      Derivative financial instruments                           989,385           242,507

      Corporate debt                                           2,065,930         1,810,815

      Mortgages and other mortgage-backed securities           1,964,036         1,613,514

      Other                                                      797,013           100,250

      ------------------------------------------------------------------------------------
                                                             $14,443,918       $15,214,510

      ====================================================================================

      FINANCIAL INSTRUMENTS SOLD, BUT
      NOT YET PURCHASED:

      United States government and agency                     $3,307,797        $5,879,085

      Non-U.S. government                                        484,062            82,281

      Corporate equity                                         3,216,645         2,090,848

      Corporate debt                                             767,629           490,563

      Derivative financial instruments                           527,379           383,026

      Other                                                       47,746            48,036

      ------------------------------------------------------------------------------------
                                                              $8,351,258        $8,973,839


      ====================================================================================


               Financial instruments sold, but not yet purchased represent obligations of the Company to deliver the specified financial instrument at the contracted price, and thereby create a liability to repurchase the financial instrument in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased may exceed the amount recognized in the Consolidated Statements of Financial Condition.


                            4.  SHORT-TERM FINANCING

               The Company's short-term financing is generally obtained on a secured basis through the use of repurchase agreements and securities lending arrangements. Additionally, the Company obtains short-term financing on an unsecured basis through the issuance of commercial paper, medium-term notes and bank loans. Repurchase agreements are collateralized principally by U.S. government and agency securities. Securities lending arrangements are typically secured by corporate equity and debt securities, utilizing both securities owned by the Company and customers' securities. The interest rates on such short-term borrowings reflect money market rates of interest at the time of the transactions.

               Short-term borrowings at June 30, 1994 and 1993, include $3,689,230,000 and $4,404,160,000, respectively, of borrowings made under the Company's commercial paper programs. During the year ended June 30, 1994, the weighted average interest rate on such borrowings was 3.46%.

               At June 30, 1994 and 1993, the Company had outstanding $3,892,200,000 and $1,587,255,000, respectively, principal amount of Medium-Term Notes maturing from nine to eighteen months from the date of issue. The Medium-Term Notes generally bear interest at variable rates based upon the London Interbank Offered Rate ("LIBOR"). The weighted average interest rate on the Medium-Term Notes was 3.65% during the year ended June 30, 1994.

               The Company maintains $1,495,000,000 of committed lines of credit under revolving credit facilities which provide for unsecured borrowings at fluctuating interest rates related to LIBOR. Fees are payable on these lines of credit at a rate of 1/8 of 1% per annum on the total commitment. The revolving credit facilities contain various covenants that require, among other things, that the Company maintain specified minimum levels of stockholders' equity and Bear Stearns and BSSC maintain minimum levels of net capital. At June 30, 1994, there were no borrowings outstanding under any of these agreements and the Company was in compliance with all covenants contained in the revolving credit facilities. The agreements expire on November 8, 1994.


                            5.  LONG-TERM BORROWINGS

               Long-term borrowings at June 30 consist of the following:



      In thousands                                                1994         1993

      ------------------------------------------------------------------------------
      THE BEAR STEARNS COMPANIES INC.

         Floating Rate Notes due 1994 to 2004               $  895,000   $  200,000

         5 1/4% Swiss Franc Bonds due 1996                                   99,043

            Accrual related to hedging 5 1/4% Bonds                         (19,043)

         Fixed-Rate Senior Notes due 1996 to 2004;

            interest rates ranging from 5 7/8% to 9 3/8%     1,596,510    1,248,148

         Medium-Term Notes & Other                             916,586      353,975

      BEAR, STEARNS & CO. INC.

         10 3/4% Senior Subordinated Notes due 1994                           1,000

      ------------------------------------------------------------------------------
                                                            $3,408,096   $1,883,123
      ==============================================================================


               The Floating Rate Notes are unsecured and bear interest at rates primarily related to LIBOR. For those Floating Rate Notes which are not based upon LIBOR, the Company has entered into interest rate swaps and certain other transactions in order to convert them into floating rates based upon LIBOR. During the year ended June 30, 1994, the weighted average effective interest rate on the Floating Rate Notes was 3.96%. The weighted average effective interest rate on the Floating Rate Notes at June 30, 1994 was 4.83%.

               The Company has entered into interest rate swaps and certain other transactions in order to convert its fixed-rate Senior Notes into floating rates based upon LIBOR. The weighted average effective interest rate on the Company's Senior Notes during the year ended June 30, 1994 was 4.22%. The weighted average effective interest rate on the Company's Senior Notes at June 30, 1994 was 4.94%.

               The Company's Medium-Term Notes have maturities ranging from eighteen months to thirty years from the date of issue and bear interest at either a fixed rate or a variable rate primarily based upon LIBOR. During the year ended June 30, 1994, the weighted average interest rate on the Medium-Term Notes was 4.40%. The weighted average interest rate on the Company's Medium-Term Notes at June 30, 1994 was 4.93%.

               During the year ended June 30, 1994, the Company called and redeemed both $100,000,000 of 8 1/8% Senior Notes due 1997 and the entire issue of 5 1/4% Swiss Franc Bonds. In addition, the interest rate and currency swap related to the 5 1/4% Swiss Franc Bonds was terminated.

               Maturities of long-term borrowings at June 30, 1994 consist of the following:

                  In thousands

                  ------------------------------------------------------
                  Fiscal Year                                     Amount

                  1995                                        $  371,000

                  1996                                           673,050

                  1997                                           425,537

                  1998                                           204,655

                  1999                                           272,000

                  Thereafter                                   1,461,854

                  ------------------------------------------------------
                                                              $3,408,096

                  ======================================================



               Instruments governing certain indebtedness of the Company contain various covenants, the most significant of which require the maintenance of minimum levels of stockholders' equity by the Company and Bear Stearns. At June 30, 1994, the Company and Bear Stearns were in compliance with all covenants contained in these various debt agreements.

                                6.  INCOME TAXES

               During the quarter ended September 24, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). The cumulative effect of adopting the provisions of SFAS 109 was not material to the liquidity, operating results or financial condition of the Company. As permitted under SFAS 109, prior years' financial statements have not been restated.

               The provision (benefit) for income taxes for the fiscal years ended June 30 consists of:



      In thousands                        1994              1993               1992

      ------------------------------------------------------------------------------
      Current

      Federal                         $206,010          $167,302           $144,621

      State and local                   83,746            71,816             70,700

      Foreign                           29,459             7,305             11,857

      ------------------------------------------------------------------------------
                                       319,215           246,423            227,178

      ------------------------------------------------------------------------------
      Deferred

      Federal                          (43,265)            3,585             (9,493)

      State and local                  (20,116)            1,943             (4,638)

      ------------------------------------------------------------------------------
                                       (63,381)            5,528            (14,131)

      ------------------------------------------------------------------------------
                                      $255,834          $251,951           $213,047

      ==============================================================================



               Significant components of the Company's deferred tax assets (liabilities) as of June 30 are as follows:


      In thousands                        1994           1993(1)               1992

      ------------------------------------------------------------------------------
      Deferred Tax Assets:

        Deferred compensation         $121,463          $ 61,236           $ 56,807

        Valuation reserves              12,680             9,220              8,688

        Liability reserves              28,409            19,529              8,781

        Other                            1,470             6,613             12,967

      ------------------------------------------------------------------------------
      Total deferred tax assets       $164,022          $ 96,598           $ 87,243

      ------------------------------------------------------------------------------
      Deferred Tax Liabilities:

        Real estate partnership       $(51,348)         $(41,975)          $(38,487)

        Unrealized appreciation         (8,432)          (15,288)

        Depreciation                    (7,985)          (11,798)           (10,743)

        Accrued dividends               (1,572)             (516)           (11,706)

        Other                          (16,373)          (12,090)            (7,146)

      ------------------------------------------------------------------------------
      Total deferred tax liabilities  $(85,710)         $(81,667)          $(68,082)

      ------------------------------------------------------------------------------
      Net Deferred Tax Asset          $ 78,312          $ 14,931           $ 19,161

      ==============================================================================

      (1) The deferred tax assets (liabilities) as of June 30, 1993 have been effected for the adoption of SFAS 109.


               Undistributed earnings of foreign subsidiaries, which would be subject to additional income taxes if repatriated, amounted to approximately $38,391,000 as of June 30, 1994. No deferred Federal income taxes have been provided for these undistributed earnings as the Company intends to permanently reinvest earnings of foreign subsidiaries. In the event these undistributed earnings are repatriated, the amount of potential Federal income tax is not expected to be material. Income before provision for income taxes for operations within foreign jurisdictions amounted to approximately $47,686,000, $19,808,000 and $32,780,000 for the years ended June 30,
     1994, 1993 and 1992, respectively.

               A reconciliation of the statutory Federal income tax rate and the Company's effective tax rate is as follows:



                                           Fiscal Year     Fiscal Year     Fiscal Year
                                              Ended           Ended           Ended
                                          June 30, 1994   June 30, 1993   June 30, 1992

      ------------------------------------------------------------------------------------
        Statutory rate                    35.0%           34.0%            34.0%

        State and local income taxes,
          net of Federal benefit           6.4%             7.9              8.6

        Dividend exclusion                 (1.1)           (0.6)            (0.7)

        Other, net                         (0.5)           (0.3)             0.1

      ------------------------------------------------------------------------------------
                                          39.8%           41.0%            42.0%

      ====================================================================================


               The Omnibus Budget Reconciliation Act of 1993 (the "Revenue Act") was enacted on August 10, 1993. Under the Revenue Act, the corporate statutory rate was increased to 35.0% retroactive to January 1, 1993. The impact of this change was not reflected in the fiscal 1993 results of operations as the Revenue Act was passed into law subsequent to June 30, 1993. The cumulative effect of the retroactive increase in the corporate statutory rate was not material.

               Not included in the reconciliation table reflected above are approximately $2,251,000 and $12,345,000 of income tax benefits attributable to the distribution of Common Stock under the Capital Accumulation Plan for Senior Managing Directors, as amended (the "CAP Plan"), other deferred compensation plans and the exercise of stock options, credited directly to paid-in capital, for fiscal 1994 and 1993, respectively.

               Income taxes paid totaled $276,565,000, $223,550,000 and $210,134,000 for the fiscal years ended June 30, 1994, 1993 and 1992, respectively.


                           7.  REGULATORY REQUIREMENTS

               Bear Stearns and BSSC, a wholly-owned subsidiary of Bear Stearns, are registered broker-dealers and, accordingly, are subject to Securities and Exchange Commission Rule 15c3-1 (the "Net Capital Rule") and the capital rules of the New York Stock Exchange, Inc. ("NYSE") and other principal exchanges of which

     Bear Stearns and BSSC are members. Bear Stearns and BSSC have consistently operated in excess of the minimum net capital requirements imposed by the capital rules. Included in the computation of net capital of Bear Stearns is net capital of BSSC in excess of 5% of aggregate debit items arising from customer transactions, as defined. At June 30, 1994, Bear Stearns' net capital, as defined, of $1,000,371,000 exceeded the minimum requirement by $983,291,000.

               BSIL and certain other wholly-owned London-based subsidiaries are subject to regulatory capital requirements of the Securities and Futures Authority, a self regulatory organization established pursuant to the United Kingdom Financial Services Act of 1986. BSIL and the other subsidiaries have consistently operated in excess of these requirements.

               The regulatory rules referred to above, and certain covenants contained in various instruments governing indebtedness of the Company, Bear Stearns and other regulated subsidiaries, may restrict the Company's ability to withdraw capital from its regulated subsidiaries which in turn could limit the Company's ability to pay dividends. At June 30, 1994, approximately $830,659,000 of net assets of consolidated subsidiaries are restricted as to the payment of cash dividends and advances to the Company.


                               8.  PREFERRED STOCK

     PREFERRED STOCK ISSUED BY THE BEAR STEARNS COMPANIES INC.

               The Adjustable Rate Cumulative Preferred Stock, Series A (the "Preferred Stock") has a liquidation preference of $50 per share and is entitled to dividends, on a cumulative basis, at a rate equal to 135 basis points below the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate, as defined; however, the dividend rate for any dividend period may not be less than 5.50% per annum, nor greater than 11.00% per annum. The Company may redeem the Preferred Stock, either in whole or in part, at a redemption price of $50 per share plus accumulated and unpaid dividends. The weighted average dividend rate on the Preferred Stock was 5.54% during the year ended June 30, 1994.

               The Company has outstanding 7,500,000 depositary shares representing 937,500 shares of Cumulative Preferred Stock, Series B ("Series B Preferred Stock"), having an aggregate liquidation preference of $187,500,000. Each depositary share represents a one-eighth interest in a share of Series B Preferred Stock. Dividends on the Series B Preferred Stock are payable at an annual rate of 7.88%. Series B Preferred Stock is redeemable at the option of the Company at any time on or after April 15, 1998, in whole or in part, at a redemption price of $200 per share (equivalent to $25 per depositary share), plus accrued and unpaid dividends.

               On July 22, 1993, the Company issued 4,000,000 depositary shares representing 500,000 shares of Cumulative Preferred Stock, Series C ("Series C Preferred Stock"), having an aggregate liquidation preference of $100,000,000. Each depositary share represents a one-eighth interest in a share of Series C Preferred Stock. Dividends on the Series C Preferred Stock are payable at an annual rate of 7.60%. Series C Preferred Stock is redeemable at the option of the Company at any time on or after July 15, 1998, in whole or in part, at a redemption price of $200 per share (equivalent to $25 per depositary share), plus accrued and unpaid dividends.


     PREFERRED STOCK ISSUED BY SUBSIDIARY

               In February 1994, Bear Stearns Finance LLC ("BSF"), a wholly-owned subsidiary of the Company, issued Exchangeable Preferred Income Cumulative Shares ("EPICS"), Series A, which have a liquidation value of $25 per share, and an annual dividend rate of 8%. The EPICS are callable at the option of BSF, in whole or in part, at any time, on or after February 28, 1999, at their stated liquidation value.

               The proceeds of the EPICS issuance were loaned by BSF to the Company under the terms of a 30-year subordinated loan agreement.
     This agreement allows the Company to extend the maturity of the loan through two 30-year renewal options. On any given monthly dividend date, on or after August 31, 1994, the Company has the right, subject to certain conditions, to issue to BSF, in exchange for such note, depositary shares evidencing Preferred Stock of the Company. In the event of such exchange, BSF is required to redeem the EPICS, in their entirety, solely in exchange for such depositary shares.


                           9.  EMPLOYEE BENEFIT PLANS

               The Company has a qualified noncontributory profit sharing plan covering substantially all employees. Contributions are made at the discretion of management in amounts that relate to the Company's level of income before provision for income taxes. The Company's expense related to the profit sharing plan for the years ended June 30, 1994, 1993 and 1992 was $9,874,000, $8,866,000, and
     $7,465,000, respectively.

               The Company maintains a nonqualified defined contribution retirement plan covering substantially all account executives. The plan provides for retirement benefits to be paid based upon a percentage of each participant's compensation and the performance of certain participant selected investment options for benefits accrued. The Company also maintained a qualified defined contribution retirement plan which covered substantially all account executives which was terminated on December 31, 1991 and following Internal Revenue Service approval all vested accounts were distributed to participants. The Company's combined expense for these plans for the years ended June 30, 1994, 1993 and 1992 was $3,789,000, $3,530,000
     and $3,750,000, respectively.

               The Company maintains a $40,000,000 leveraged employee stock ownership plan (the "ESOP") covering substantially all full time employees. Pursuant to the terms of a Brokerage and Loan Agreement, the Company advanced funds to the ESOP trust to acquire shares of Common Stock in open market transactions. Advances made under the ESOP Note (the "Note") bear interest at a rate of 8.00% per annum.
     The Note is repayable in seven annual principal installments which commenced December 31, 1992. The Note is expected to be repaid through a combination of contributions by the Company and dividends on the shares of Common Stock held by the ESOP trust. The note receivable from the ESOP trust is reflected as a reduction in the Company's stockholders' equity. The Company's expense related to the ESOP for the years ended June 30, 1994, 1993 and 1992 was $6,176,000, $6,262,000 and $2,701,000, respectively.

               The Company maintains a benefit plan which provides health care benefits for retired employees. During the year ended June 30, 1994, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). SFAS 106 requires that the Company accrue the expected cost of providing various postretirement benefits during the years that the employee renders the necessary service. The adoption of SFAS 106 did not have a material impact on the Company.

                            10.  EMPLOYEE STOCK PLANS

     DEFERRED COMPENSATION PLANS

               The Company maintains nonqualified deferred compensation plans (the "Plans") for certain key employees which allowed participants to defer a portion of their fiscal 1990 compensation. Under the terms of the Plans, compensation deferred was credited to participants' deferred compensation accounts in the form of Stock Units which are equivalent to, and payable in, shares of Common Stock. Under the Plans, such Stock Units give participants an unsecured right to receive payments, whenever the Company declares a dividend on its Common Stock, in an amount equal to the cash dividends payable on an equivalent number of shares of Common Stock. Participants may also elect to receive such dividend equivalents in the form of additional Stock Units. Upon completion of each participant's deferral period, distributions of amounts deferred are made through the issuance of shares of Common Stock equal to the number of Stock Units then credited to a participant's account.

               During the year ended June 30, 1993, the Company terminated one of the Plans, the 1989 Deferred Compensation Plan for Executive Officers and distributed shares of Common Stock held in treasury in satisfaction of its obligations thereunder.

               The activity related to Stock Units for the fiscal years ended June 30, was as follows:



                                                            1994               1993

      ------------------------------------------------------------------------------
      Outstanding, beginning of year                      65,029            458,784

      Resulting from dividend equivalents                                     2,891

      Distributed                                        (53,542)          (396,646)

      ------------------------------------------------------------------------------
      Outstanding, end of year                            11,487             65,029

      ==============================================================================



     CAPITAL ACCUMULATION PLAN

               The CAP Plan allows participants to defer a defined minimum percentage of their total annual compensation. Participants' compensation generally must be deferred for a minimum of five years from the date it was otherwise payable and is to be credited to participants' deferred compensation accounts in the form of CAP Units. The number of CAP Units credited is a function of the amount deferred by each participant and the average per share cost of Common Stock acquired by the Company in the open market for the combined purpose of the CAP Plan and the Performance Unit Plan for Senior Managing Directors (the "PUP Plan") as described below. The aggregate number of CAP Units that may be credited to participants in any fiscal year may not exceed the number of shares of Common Stock acquired by the Company.

               Each CAP Unit gives the participant an unsecured right to receive, on an annual basis, an amount equal to the Company's pre-tax income or loss per share, as defined by the CAP Plan, less the value of changes in the Company's book value per Common Share during such fiscal year resulting from increases or decreases in the Company's consolidated retained earnings (the "earnings adjustment"). The earnings adjustment will be credited to each participant's deferred compensation account in the form of additional CAP Units, subject to the limitations discussed above, based on the number of CAP Units in such account at the end of each fiscal year. Upon completion of the deferral period, participants are entitled to receive shares of Common Stock equal to the number of CAP Units then credited to their respective deferred compensation accounts.

               During the years ended June 30, 1994, 1993 and 1992, participants deferred compensation of approximately $120,551,000, $127,839,000 and $86,932,000, respectively. During the years ended June 30, 1994, 1993 and 1992, the Company recognized expense of approximately $13,256,000, $6,336,000 and $15,742,000, respectively, attributable to shares of Common Stock or cash credited to participants' deferred compensation accounts with respect to earnings adjustments. The aggregate number of shares of Common Stock distributable pursuant to the Company's obligation for CAP Units at June 30, 1994, 1993 and 1992 was 15,466,094, 8,376,410 and 10,603,217,
     respectively. Compensation deferred pursuant to the CAP Plan and allocated to participants' deferred compensation accounts in the form of CAP Units is shown as a separate component of the Company's stockholders' equity. Included in this component of the Company's stockholders' equity are costs incurred attributable to the PUP Plan.

               On December 16, 1992, the Company terminated all deferrals previously made for fiscal 1991 and 1992 pursuant to the CAP Plan and concurrently distributed 10,060,730 shares of Common Stock in satisfaction of its obligations thereunder.

     PERFORMANCE UNIT PLAN

               Effective January 1, 1993, the Company established the Performance Unit Plan and granted 6,630,251 Performance Units to eligible employees.

               Each Performance Unit gives the participant solely an unsecured right to receive an amount in cash or stock equal to the Company's annual pre-tax income or loss per share, as defined by the PUP Plan, net of an adjustment which reflects changes in the Company's book value per common share (the PUP "earnings adjustment").

               During the year ended June 30, 1994 and the six months ended June 30, 1993, the Company incurred costs of $3,277,000 and $4,156,000 attributable to the earnings adjustment. The number of Earnings Units credited for the years ended June 30, 1994 and 1993 were 163,537 and 259,445, respectively.


     STOCK OPTION PLAN

               The Company has a stock option plan providing for the issuance of up to 9,899,651 shares of Common Stock to certain key employees of the Company. On August 17, 1989, the Company granted stock options for 2,187,855 shares of Common Stock with an exercise price of $10 1/8. These stock options are all exercisable as of August 17, 1994 and expire August 16, 1995. Shares of Common Stock issued upon exercise of the stock options are issued out of the Company's Common Stock held in treasury. The activity related to the stock options for the fiscal year ended June 30, 1994 was as follows:



      --------------------------------------------------------
      Outstanding, beginning of year                 1,827,618

      Exercised                                       (339,800)

      Forfeited                                        (58,492)

      --------------------------------------------------------
      Outstanding, end of year                       1,429,326

      ========================================================


             11.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     MARKET RISK

               The Company, in its capacity as a dealer in over-the-counter derivative financial instruments and in connection with its proprietary market-making and trading activities, enters into transactions in a variety of financial instruments in order to reduce its exposure to market, currency and interest rate risk. Derivative financial instruments include forward and option contracts, financial futures and interest rate swaps including caps, floors and collars. Generally these financial instruments represent future commitments to exchange interest payment streams or purchase or sell other financial instruments at specific terms at specified future dates, or to exchange currencies. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date.

               These financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in interest rates, foreign currency exchange rates, market values of the underlying financial instruments or commodities may result in changes in the value of the financial instrument which are in excess of the amounts recognized in the Consolidated Statements of Financial Condition. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through the use of hedging strategies and various analytical monitoring techniques.

               In order to measure derivative activity, notional or contract amounts are frequently utilized. Notional/contract amounts, which are not included on the balance sheet, are used to calculate contractual cash flows to be exchanged and are generally not actually paid or received, with the exception of currency swaps and foreign exchange forwards. The notional/contract amounts of financial instruments that give rise to off-balance-sheet market risk are indicative only of the extent of involvement in the particular class of financial instrument and are not necessarily an indication of overall market risk. The Company's exposure to market risk is influenced by a number of factors, including the relationship among off-balance-sheet financial instruments and between off-balance-sheet financial instruments and the Company's proprietary securities and commodities inventories. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk.

               The following table represents the notional/contract amounts of the Company's outstanding derivative contracts at June 30, 1994 and 1993:


                                                     Notional/Contract Amount
                                         ___________________________________________

      In millions                          June 30, 1994             June 30, 1993
      ------------------------------------------------------------------------------
        Forward Contracts:

           Mortgage-Backed Securities          $  26,097(1)              $  35,900

            Foreign Exchange                       2,067(2)                  4,056

        Securities Futures Contracts              24,016(3)                  7,923

        Swap Agreements:(4)

           U.S. Dollar                            24,203                     7,313

           Non-Dollar                              8,076

        Options Written:

           Securities                              3,003                     1,532

           Foreign Exchange                        1,633                     1,151

      ==============================================================================

      1. Represents purchases of $11,789 and sales of $14,308.
      2. Represents purchases of $833 and sales of $1,234.
      3. Represents purchases of $15,128 and sales of $8,888.
      4. Includes swap options, caps, collars and floors.



               As part of the Company's proprietary commodity trading activities, the Company enters into commodity futures and forward contracts providing for the purchase and sale of crude oil and petroleum products with contract amounts at June 30, 1994 of $741,405,000 and $956,508,000, respectively, compared to $727,500,000 and $689,740,000, respectively, at June 30, 1993. The prices of a significant portion of the forward purchase and sales commitment with respect to crude oil are only determinable in the future based upon contracted pricing formulas specified in the agreement.

               The majority of the Company's off-balance-sheet transactions are short-term in duration with a weighted average maturity of approximately 1.48 years at June 30, 1994. At June 30, 1994, $67,825,000,000 of all outstanding derivatives contracts, including purchased options, will mature in fiscal year 1995, $10,759,000,000 in 1996, $5,588,000,000 in 1997,
     $4,545,000,000 in 1998, $5,351,000,000 in 1999 and $4,170,000,000
     thereafter.


     CREDIT RISK

               The notional/contract amounts of these instruments do not represent the Company's potential risk of loss due to counterparty nonperformance. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the net replacement cost of over-the-counter contracts (including purchased options) in a gain position which are recognized in the Company's Consolidated Statements of Financial Condition. Options written do not give rise to counterparty credit risk since they obligate the Company (not its counterparty) to perform. Exchange traded financial instruments such as futures and options generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges.

               The Company has controls in place to monitor credit exposures by limiting transactions with specific counterparties and assessing the future creditworthiness of counterparties. The Company also seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring collateral where appropriate.

               At June 30, 1994 and 1993, the Company's exposure to credit risk on over-the-counter financial instruments was approximately $351,797,000 and $614,779,000 for forward contracts and purchased options, $383,962,000 and $74,427,000 for swap agreements. The following table summarizes the counterparty credit ratings for the replacement cost (net of $349,028,000 of collateral) of contracts in a gain position at June 30, 1994:


      In millions

      ----------------------------------------------------------
      RATING(1)                             NET REPLACEMENT COST
      AAA                                                   $ 54

      AA                                                      79

      A                                                      219

      BBB and lower                                           14

      Other(2)                                                21

      -----------------------------------------------------------

      1.    Rating Agency Equivalent

      2.    Other indicates counterparties for which no credit rating was available from an independent third party source.  It does not necessarily indicate the counterparties credit rating is below investment grade.



     CUSTOMER ACTIVITIES

               The Company's clearance activities for customers and correspondents ("customers") involve the execution, settlement and financing of various customer securities and commodities transactions. Customer securities activities are transacted on either a cash or margin basis and customer commodity transactions are generally transacted on a margin basis subject to individual exchange regulations. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased ("short sales") and the writing of option contracts. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

               The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company also establishes credit limits for customers engaged in commodity futures activities, which are monitored daily. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent brokers are required to guarantee the performance of their customers in meeting contracted obligations.

               The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans, securities loaned and repurchase agreements and to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis. At June 30, 1994, the market value of customer securities pledged under these secured financing transactions approximated the amounts due.


     CONCENTRATIONS OF CREDIT RISK

               As a securities broker and dealer, the Company is engaged in various securities underwriting, brokerage and trading activities. These services are provided to a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of institutional investors including other brokers and dealers, commercial banks, insurance companies, pension plans and mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile or illiquid trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

               A significant portion of the Company's securities processing activities includes clearing transactions for specialists, market makers, risk arbitrageurs, hedge funds and other professional traders. Due to the nature of their operations, which may include significant levels of margin lending and involve short sales and option writing, the Company may have significant credit exposure due to the potential inability of these customers to meet their commitments. The Company seeks to control this risk by monitoring margin collateral levels on a daily basis for compliance with both regulatory and internal guidelines and requesting additional collateral where necessary. Additionally, in order to further control this risk, the Company has developed computerized risk control systems which analyze the customer's sensitivity to major market movements. Where deemed necessary, the Company will require the customer to deposit additional margin collateral, or reduce positions, if it is determined that the customer's activities may be subject to above-normal market risks.


                       12.  COMMITMENTS AND CONTINGENCIES

     LEASES

               The Company occupies office space under leases which expire at various dates through 2016. The lease commitments include the lease of the Company's headquarters at 245 Park Avenue, New York City which expires on December 31, 2002. At June 30, 1994, future minimum aggregate annual rentals payable under these noncancelable leases (net of subleases) for the fiscal years ending 1995 through 1999 and the aggregate amount thereafter, are as follows:



      In thousands

      ---------------------------------------------------
      FISCAL YEAR
      1995                                       $ 47,782

      1996                                         47,209

      1997                                         45,789

      1998                                         44,304

      1999                                         43,130

      Aggregate amount thereafter                 165,658

      ---------------------------------------------------


               The various leases contain provisions for periodic escalations to the extent of increases in certain operating and other costs. Rental expense, including escalation, under these leases was $65,316,000, $60,253,000, and $62,621,000, for the years ended June
     30, 1994, 1993 and 1992, respectively.


     LETTERS OF CREDIT

               At June 30, 1994, the Company is contingently liable for unsecured letters of credit of $1,551,974,000 and letters of credit of $356,400,000 secured by financial instruments which are principally used as deposits for securities borrowed and to satisfy margin deposits at option and commodity exchanges.


     BORROW VERSUS PLEDGE

               At June 30, 1994, U.S. government and agency securities with a market value of approximately $5,981,080,000 have been pledged against borrowed securities with an approximate market value of $5,819,292,000.


     LITIGATION

               In the normal course of business, the Company has been named as a defendant in several lawsuits which involve claims for substantial amounts. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the results of operations or the financial condition of the Company.


                      13.  SEGMENT AND GEOGRAPHIC AREA DATA

               The Company is primarily engaged in a single line of business as a securities broker and dealer, which comprises several classes of services, such as principal transactions, agency transactions, and underwriting and investment banking. These activities constitute a single industry segment for purposes of Statement of Financial Accounting Standards No. 14. Information regarding the Company's operations are as follows:


        In thousands                                                         1994               1993             1992

        -------------------------------------------------------------------------------------------------------------
           Foreign revenues                                           $   199,461        $   134,349      $   134,910

           Domestic revenues                                            3,241,611          2,718,836        2,544,023

        -------------------------------------------------------------------------------------------------------------
           Consolidated revenues                                      $ 3,441,072        $ 2,853,185      $ 2,678,933

        =============================================================================================================
           Foreign income before provision for income taxes           $    52,461        $     4,450      $    34,037

           Domestic income before provision for income taxes              590,338            609,948          473,588

        -------------------------------------------------------------------------------------------------------------
           Consolidated income before provision for income taxes      $   642,799        $   614,398      $   507,625

        =============================================================================================================
           Foreign assets                                             $ 8,925,849        $ 8,229,623      $ 5,190,905

           Domestic assets                                             58,466,169         49,209,882       40,577,428

        -------------------------------------------------------------------------------------------------------------
           Consolidated assets                                        $67,392,018        $57,439,505      $45,768,333

        =============================================================================================================



               Because of the international nature of the financial markets and the resultant integration of U.S. and non-U.S. services, it is difficult to precisely separate foreign operations. The Company conducts and manages these activities with a view toward the profitability of the Company as a whole. Accordingly, the foreign operations information is, of necessity, based upon certain management judgments and internal allocations.

                     14.  QUARTERLY INFORMATION (UNAUDITED)

                                                             First         Second          Third         Fourth
In thousands, except per share data                        Quarter        Quarter        Quarter        Quarter          Total
- - - - - - - ------------------------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED JUNE 30, 1994
  Revenues                                             $   769,361     $1,002,557      $ 898,961      $ 770,193     $3,441,072

  Interest expense                                         184,006        250,452        245,324        340,273      1,020,055
- - - - - - - ------------------------------------------------------------------------------------------------------------------------------
  Revenues, net of interest expense                        585,355        752,105        653,637        429,920      2,421,017
- - - - - - - ------------------------------------------------------------------------------------------------------------------------------
  Non-interest expenses

      Employee compensation and benefits                   289,373        379,427        321,042        237,219      1,227,061

      Other                                                117,990        140,764        136,097        156,306        551,157
- - - - - - - ------------------------------------------------------------------------------------------------------------------------------
  Total non-interest expenses                              407,363        520,191        457,139        393,525      1,778,218
- - - - - - - ------------------------------------------------------------------------------------------------------------------------------
  Income before provision for income taxes                 177,992        231,914        196,498         36,395        642,799

  Provision for income taxes                                73,689         97,101         81,048          3,996        255,834
- - - - - - - ------------------------------------------------------------------------------------------------------------------------------
  Net income                                           $   104,303     $  134,813      $ 115,450      $  32,399     $  386,965

==============================================================================================================================
  Earnings per share(1)                                $       .77     $     1.00      $     .88      $     .21     $     2.89

==============================================================================================================================
  Cash dividends declared per common share             $       .15     $      .15      $     .15      $     .15     $      .60

==============================================================================================================================

                                                             First         Second          Third         Fourth
In thousands, except per share data                        Quarter        Quarter        Quarter        Quarter          Total
- - - - - - - ------------------------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED JUNE 30, 1993
  Revenues                                             $   603,229     $  632,569      $ 733,895      $ 883,492     $2,853,185

  Interest expense                                         165,171        177,887        163,428        203,600        710,086
- - - - - - - ------------------------------------------------------------------------------------------------------------------------------
  Revenues, net of interest expense                        438,058        454,682        570,467        679,892      2,143,099

  Non-interest expenses

      Employee compensation and benefits                   217,307        231,756        276,148        311,888      1,037,099

      Other                                                112,207        112,073        110,892        156,430        491,602
- - - - - - - ------------------------------------------------------------------------------------------------------------------------------
  Total non-interest expenses                              329,514        343,829        387,040        468,318      1,528,701
- - - - - - - ------------------------------------------------------------------------------------------------------------------------------

  Income before provision for income taxes                 108,544        110,853        183,427        211,574        614,398

  Provision for income taxes                                45,588         46,559         73,011         86,793        251,951
- - - - - - - ------------------------------------------------------------------------------------------------------------------------------
  Net income                                           $    62,956     $   64,294      $ 110,416      $ 124,781     $  362,447

==============================================================================================================================
  Earnings per share(1)                                $       .52     $      .50      $     .88      $     .97     $     2.86

==============================================================================================================================
  Cash dividends declared per common share             $       .15     $      .15      $     .15      $     .15      $     .60

==============================================================================================================================

(1)   The sum of the quarters' earnings per share amounts does not equal the full fiscal years' amounts due to the effect of averaging the number of shares of Common Stock and common stock equivalents throughout the year.

     Independent Auditors' Report

     TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
     OF THE BEAR STEARNS COMPANIES INC.

     We have audited the accompanying consolidated statements of financial condition of The Bear Stearns Companies Inc. and Subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Bear Stearns Companies Inc. and Subsidiaries at June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994 in conformity with generally accepted accounting principles.

     DELOITTE & TOUCHE LLP

     New York, New York
     August 15, 1994

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

          The Common Stock of the Company is traded on the NYSE under the symbol BSC. The following table sets forth for the periods indicated the high and low sales prices for the Common Stock on the NYSE, as adjusted to reflect the 5% stock dividends distributed on the Common Stock on August 31, 1993 and May 27, 1994, and the cash dividends declared on the Common Stock.

          As of September 1, 1994, there were 4,022 holders of record of the Company's Common Stock. On September 1, 1994, the last reported sales price of the Company's Common Stock was $17F.

          On August 2, 1994, the Company announced the declaration of a quarterly cash dividend of $0.15 per share on its Common Stock to stockholders of record on August 12, 1994, which was paid on August 26, 1994. The Board of Directors of the Company presently intends to continue paying cash dividends on the outstanding shares of Common Stock on a quarterly basis although the timing and amount of such dividends will depend upon the Company's earnings, financial condition and cash requirements at the time such payment is considered.

          Dividends are payable on January 15, April 15, July 15, and October 15in each year on the Company's outstanding Adjustable Rate Cumulative Preferred Stock, Series A, Cumulative Preferred Stock, Series B and Cumulative Preferred Stock, Series C (collectively, the "Preferred Stock"). The terms of the Preferred Stock require that all accrued dividends in arrears be paid prior to the payment of any dividend on the Common Stock.

          Since the Company is a holding company, its ability to pay dividends is limited by the ability of its subsidiaries to pay dividends and to make advances to the Company. See the Notes to Consolidated Financial Statements under the caption "Regulatory Requirements" for a further description.



                                                                      Cash Dividends
                                                                         Declared
                                                                        Per Common
                                                      High       Low       Share
                                                     ------    -------  -----------
      FISCAL YEAR ENDED JUNE 30, 1993
        First Quarter (through September 25, 1992)  $ 14-5/8  $ 13        $ .15
        Second Quarter (through December 31, 1992)    15-7/8    12-1/4      .15
        Third Quarter (through March 26, 1993)        16-5/8    14-1/4      .15
        Fourth Quarter (through June 30, 1993)        21-1/4    16          .15

      FISCAL YEAR ENDED JUNE 30, 1994
        First Quarter (through September 24, 1993)  $ 24-1/8  $ 20-3/4    $ .15
        Second Quarter (through December 31, 1993)    24-5/8    19-3/8      .15
        Third Quarter (through March 25, 1994)        23-1/8    19-5/8      .15
        Fourth Quarter (through June 30, 1994)        21-5/8    16-7/8      .15
